Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE
THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2013

Edmonton, Alberta, November 5, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three and six months ended September 30, 2013.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Three Months Ended September 30, 2013

•
Consolidated EBITDA earned from continuing operations of $10.6 million up from $8.9 million for the same three month period in the previous year. This is a result of a more efficient cost structure that the Company implemented over the past year.

•	Gross profit margin of 10.0%, up from 6.7% in the same three month period in the previous year.

•	Operating profit margin of 0.5% up from a loss of 0.6% in the same three month period in the previous year.

•
NAEP completed the sale of its Piling related assets and liabilities on July 12, 2013 resulting in $218.7 million of net proceeds after closing and disposal costs. In addition, NAEP may receive up to $92.5 million in additional proceeds over the next three years, contingent on the purchaser achieving prescribed EBITDA thresholds from the assets and liabilities sold.

•	NAEP used a portion of its Piling net proceeds to pay the $16.3 million outstanding on its Term A Facility.

•
NAEP announced on July 22, 2013 that it elected to redeem $150.0 million of its 9.125% Series 1 Debentures. The debenture retirement was completed on August 27, 2013 and it is expected to reduce annual interest cost by approximately $13.7 million.

Highlights of Events Post September 30, 2013

•
On October 9, 2013 NAEP signed a three year Fifth Amended and Restated Credit Agreement with its existing banking syndicate. The facility provides for a 1.5% lower interest rate and increased borrowing flexibility by securing the facility through a combination of working capital and equipment.

•
On October 10, 2013 NAEP announced that it had obtained the required consents of holders of at least two-thirds of principal amount of debentures to amend the trust indenture related to its 9.125% Series 1 Debentures. Holders of approximately 95% of the principal amount of debentures provided valid consents. The amendment allows NAEP to make restricted payments of up to $30 million, subject to certain limitations.

•	On October 17, 2013 NAEP announced its intention to purchase and subsequently cancel up to 1.8 million common shares. This represents 5% of its issued and outstanding common shares.

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

NEWS RELEASE

Consolidated Financial Highlights
	Three months ended			Six months ended
	September 30,			September 30,
($ thousands, except per share amounts)	2013	2012		2013		2012
Revenue	116,243	123,518		231,289		297,513
Gross profit	11,631	8,279		19,992		15,174
Gross profit margin	10.0%	6.7%		8.6%		5.1%
General and administrative expenses	9,183	7,273		17,747		21,359
Operating income (loss)	563	(723)		(1,748)		(7,806)
Operating margin	0.5%	(0.6	) %	(0.8	) %	(2.6	) %
Net loss from continuing operations	(8,675)	(5,047)		(14,317)		(14,216)
Income from discontinued operations, net of tax	82,731	8,757		82,634		12,800
Net income (loss)	74,056	3,710		68,317		(1,416)
Per share information continuing operations
Net loss - basic	(0.24)	(0.14)		(0.40)		(0.39)
Net loss - diluted	(0.24)	(0.14)		(0.39)		(0.39)
Per share information discontinued operations
Net income - basic	2.28	0.24		2.28		0.35
Net income - diluted	2.26	0.24		2.26		0.35
Per share information
Net income (loss) - basic	2.04	0.10		1.88		(0.04)
Net income (loss) - diluted	2.02	0.10		1.87		(0.04)
Consolidated EBITDA continuing operations	10,562	8,943		19,455		10,866
Consolidated EBITDA discontinued operations	(834)	15,384		852		24,087
Consolidated EBITDA (1)	9,728	24,327		20,307		34,953
Capital Spending	10,922	4,404		14,864		14,813
(1) For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

Results from continuing operations for the three months ended September 30, 2013

For the three months ended September 30, 2013, revenue was $116.2 million, down from $123.5 million in the same period last year. Operational rain out days which reduced volumes at the end of the first quarter extended into July, leading to further lost volumes and unfavourable site conditions at the start of the quarter. Mine services volumes at the Kearl mine offset the prior year activity from the above-ground steel construction project at the Mt. Milligan Copper / Gold mine in Northern British Columbia while overburden removal volumes at the Horizon mine remained similar.

For the three months ended September 30, 2013, gross profit was $11.6 million, up from $8.3 million in the same period last year. Gross profit margin increased to 10.0% up from 6.7% for the three months ended September 30, 2012. The profit and margin improvements were primarily a result of reduced operating lease costs. The Company realized improved margins at the MLMR project and the site development activity at the Joslyn mine, where prior year results were negatively affected by unsigned change orders. These improvements helped to offset the negative effect on project profit from the lower volumes and reduced productivity as a result of the significant rain in the oil sands in July.  The Company’s maintenance cost reduction initiative, started part-way through last year and a reduction in the use of rental equipment helped to mitigate the cost of increased maintenance activity as a result of the poor ground conditions during the period.

NEWS RELEASE

For the three months ended September 30, 2013, the Company recorded an operating income of $0.6 million, an improvement from the operating loss of $0.7 million in the same period last year. General and administrative (“G&A”) expense, excluding stock based compensation, was $7.3 million during the three months ended September 30, 2013, up from $6.3 million in the same period last year. The current year G&A reflects the benefits from the Company’s business restructuring activities initiated during the prior year while the prior year G&A included the recording of a $1.6 million benefit from the reduction of short-term incentive liabilities.

For the three months ended September 30, 2013, the Company recorded a $8.7 million net loss from continuing operations (basic and diluted loss per share of $0.24), compared to a $5.0 million net loss from continuing operations (basic and diluted loss per share of $0.14) for the same period last year. Included in this year’s net loss was a $6.5 million loss on debt extinguishment, a result of the Company’s efforts to reduce debt by the early retirement of $141.9 million of the Series 1 Debentures.

For the three months ended September 30, 2013, consolidated EBITDA from continuing operations was $10.6 million, an increase from $8.9 million recorded in the same period last year. Consolidated EBITDA from continuing operations as a percentage of revenue was 9.1% in the three months ended September 30, 2013, up from 7.2% in the same period last year as the Company benefitted from a more efficient cost structure implemented over the past year.

Results from Discontinued Piling Operations

	Three months ended		Six months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2013	2012	2013	2012
Revenue	7,173	61,260	49,997	116,908
Project costs	7,291	43,692	44,971	85,659
Equipment operating lease expense	84	579	663	1,158
Depreciation	—	959	—	1,912
Gross profit	(202)	16,030	4,363	28,179
General and administrative expenses	632	2,901	3,511	6,090
Gain on disposal of piling assets and liabilities	(97,343)	—	(97,343)	—
Amortization of intangible assets	—	352	—	705
Operating income	96,509	12,777	98,195	21,384
Interest expense	998	1,716	2,828	3,511
Income before income taxes	95,511	11,061	95,367	17,873
Deferred income tax expense	12,780	2,821	12,733	4,558
Net income	82,731	8,240	82,634	13,315

Basic net income per share	2.28	0.23	2.28	0.36
Diluted net income per share	2.26	0.23	2.26	0.36

NEWS RELEASE

Outlook

NAEP continues to see delays in oil sands project related spending as clients evaluate their investment strategies and continue with their cost control efforts. Near horizon demand for the Company’s services in the oil sands markets remains challenging and overall activity levels may reflect this environment; however, due to the Company’s recent balance sheet restructuring and continued efforts to improve its cost structure, the Company believes it is better positioned to respond to changing market conditions.

Operations support services revenue will continue to benefit from the ramp up of activity at the Kearl mine under the Company’s new five year master services agreement, although slower than first expected, and the Company anticipates comparable activity levels supporting production efforts at the Horizon, Base Mine, Millennium and Steepbank mines. The Company welcomed a positive site development decision for the Fort Hills mine last week and will strive to enhance its strong working relationship with that client. Construction services activity levels are more difficult to predict; however, the Company is continuing to pursue heavy civil construction contracts in the oil sands and with other major resource companies in Canada.

Martin Ferron, President and Chief Executive Officer of the Company commented, “In a quarter that had many highlights, I was especially satisfied that we continued to improve our cost structure and profitability. That quest will be maintained over the next couple of reporting periods as we continue to face slow and competitive demand conditions for our Heavy Construction and Mining services. Beyond that, we are cautiously optimistic that our revenues will climb on the back of incremental customer spending on the existing oil sands mine sites and the new one that was recently sanctioned.”

With the completion of the sale of NAEP’s Piling business on July 12, 2013 and its use of over $175.0 million of the net proceeds to repay the balance of its Term A Facility and approximately two thirds of its Series 1 Debentures, the Company has significantly reduced overall debt and the associated consumption of cash for interest payments. With the fleet rationalization, performance improvement and restructuring initiatives it has implemented, the Company is realizing improvements to both profitability and cash flow.

Overall, NAEP’s outlook is still cautious for the remainder of the calendar year and into the start of the next year, based on the opportunities that it expects in the marketplace. The Company continues to manage its resources and costs with a focus towards maintaining profitability and improving shareholder value.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended September 30, 2013 tomorrow, Wednesday, November 6th at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

NEWS RELEASE

A replay will be available through December 6, 2013 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 100722

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=171797

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below. Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined in the Company’s credit agreement. It is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items including the impairment of goodwill. The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. The Company believes that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s credit facility requires the Company to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. A reconciliation of Consolidated EBITDA to net income (loss) is as follows:
	Three months ended		Six months ended
	September 30,		September 30,
(dollars in thousands)	2013	2012	2013	2012
Net loss	(8,675)	(5,047)	(14,317)	(14,216)
Adjustments:
Interest expense	6,908	6,271	12,588	11,989
Income tax (benefit)	(2,630)	(59)	(4,513)	(3,777)
Depreciation	7,993	7,646	16,715	16,570
Amortization of intangible assets	865	1,129	1,626	1,920

NEWS RELEASE

EBITDA from continuing operations	4,461	9,940	12,099	12,486
Adjustments:
Unrealized gain on derivative financial instruments	(1,508)	(1,896)	(1,913)	(1,918)
Loss (gain) on disposal of property, plant and equipment	(175)	592	421	367
Loss (gain) on disposal of assets held for sale	1,195	8	1,946	(70)
Stock-based compensation expense	113	299	426	597
Equity in earnings of unconsolidated joint venture	—	—	—	(596)
Loss on debt extinguishment	6,476	—	6,476	—
Consolidated EBITDA from continuing operations	10,562	8,943	19,455	10,866
Consolidated EBITDA from discontinued operations	(834)	15,384	852	24,087
Consolidated EBITDA	9,728	24,327	20,307	34,953

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca